UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File No. 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ] Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ] Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

SUBMITTED HEREWITH

Exhibits
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2014
99.2	Consolidated Financial Statements – December 31, 2014
99.3	News Release dated February 12, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2015

PRIMERO MINING CORP.

“Wendy Kaufman”
_________________________________________
Wendy Kaufman
Chief Financial Officer